FUND ACQUISITION

On August 31, 2011, the Board of Directors/Trustees of the Corporation and the Trust approved and declared advisable the acquisition of the Hennessy Cornerstone Growth Fund, Series II (“Growth II Fund”) by the Hennessy Cornerstone Growth Fund (“Growth Fund”). The purpose of the acquisition was to combine two funds managed by Hennessy Advisors, Inc. with comparable investment objectives and strategies. The acquisition provided for the transfer of assets of the Growth II Fund to the Growth Fund and the assumption of the liabilities of the Growth II Fund by the Growth Fund. Following the
acquisition, the Growth Fund will hold the assets of the Growth Fund II that it acquired until the Growth Fund rebalances its portfolio in the winter, pursuant to its customary procedures. For financial reporting purposes, assets received and shares issued by the Growth Fund were recorded at fair value; however, the cost basis of the investments received from the Growth II Fund was carried forward to align ongoing reporting of the Growth Fund’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.  The acquisition was effective as of the close of business on October 28, 2011.  The following table illustrates the specifics of the acquisition:

	Shares issued to
Growth II	Fund Shareholders	Growth Fund	Combined	Tax Status
Net Assets	of Growth II Fund	Net Assets	Net Assets	of Transfer

$26,164,811(1)	2,557,259	$166,323,192	$192,488,003	Non-taxable

 (1) Includes accumulated realized losses and unrealized depreciation in the amounts of ($47,367,221) and ($1,807,380) respectively.

Assuming the acquisition had been completed on November 1, 2010, the beginning of the annual reporting period of the Growth Fund, the Growth Fund’s pro forma of operations (unaudited) for the year ended October 31, 2011, are as follows:

Net investment loss	$(1,610,798)
Net realized gain on investments	$46,803,124
Change in unrealized depreciation on investments	$(45,923,349)
Net decrease in net assets resulting from operations	$(731,023)

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the Growth II Fund that have been included in the Growth Fund’s statement of operations since October 28, 2011.